[HCC Insurance Holdings, Inc. Letterhead]
January 11, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	James Rosenberg, Senior Assistant Chief Accountant

Re:	HCC Insurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 001-13790
Gentlemen:
     The purpose of this letter is to respond to comments received on December 20, 2005 from the Commission’s Staff with respect to the above referenced filing for HCC Insurance Holdings, Inc. (“HCC” or the “Company”). For ease of reference, the Company has repeated each of the Staff’s comments below, followed by the Company’s response in bold faced text. In each response, we have provided expanded disclosures based on the activity and amounts in our 2004 Form 10-K. We will include comparable disclosures in our 2005 Form 10-K if similar activity occurs and requires disclosure for 2005 and/or the 2004 activity and amounts continue to be material to the consolidated financial statements.
Form 10-K for the fiscal year ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Segments, page 43
Insurance Company Segment, page 43
1.	We note your discussion on page 46 and elsewhere in the document of what resulted in the $30.5 million deficiency in 2004. Please provide us a more robust discussion in disclosure-type format of the actual factors that resulted in this deficiency. We note that the current discussion focuses more on the fact that it occurred in your

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2006

accident and health business than the actual factors that caused the need to increase these reserves.

In 2004, we incurred net loss and loss adjustment expense of $30.5 million related to prior year adverse development of our net reserves. The majority of the development, $27.3 million, related to assumed accident and health business in our discontinued line of business. On a gross basis, adverse development was $116.1 million, which included $127.7 million related to the assumed accident and health business. In the last paragraph on page 46 (continued on page 47) of our 2004 Form 10-K, we disclosed the factors that generated the need for an additional $127.7 million of gross losses. These same factors applied to the $27.3 million of net losses. However, we did not repeat these factors in our discussion of net incurred loss and loss adjustment expense.

We will expand discussion of these factors as they relate to both gross and net incurred loss and loss adjustment expense on the comparable page 46 of our 2005 Form 10-K, as follows (using 2004 development as an example):
In 2004, we incurred gross loss and loss adjustment expense of $116.1 million related to prior year adverse development of our gross loss and loss adjustment expense reserves. Included in this amount was $127.7 million of adverse development related to assumed accident and health business in our discontinued line of business. After reinsurance, we recognized $30.5 million of net loss and loss adjustment expense for the prior year adverse development, which included $27.3 million related to the assumed accident and health business.

As part of our continuing assessment of gross and net reserves related to the assumed accident and health business, we reevaluated the adequacy of these reserves. We considered a combination of factors including: 1) the nature of the business, which is primarily excess of loss reinsurance, 2) late reported losses by insureds, reinsureds and state guaranty associations, and 3) changes in our actuarial assumptions to reflect additional information received during the year. The assumed accident and health business is primarily reinsurance that provides excess coverage for large losses. This business is generally slow to develop and may take as many as twenty years to pay out. Primary losses must develop first before the excess coverage attaches. Thus, the losses are reported to excess of loss reinsurers, such as us, later in the life cycle of the claim. Compounding this late reporting is the fact that a number of large insurance companies that were cedants of this business failed and were taken over by state regulatory authorities in 2002 and 2003. The state guaranty associations covering these failed companies have been slow to report losses to reinsurers. Based on the higher amount of actual losses reported to us in 2004, we revised the development factors and expected loss

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2006

ratios used in our actuarial calculations. After consideration of all available information, we increased our gross and net reserves to amounts that management determined were appropriate to cover losses projected at that time given the risk inherent in this type of business. These amounts, although in excess of the actuarial point estimate, are well within the actuarial range for this business.
Critical Accounting Policies, page 53
2.	We note that you record your reserves at an amount different from the point estimate generated by the actuaries. Please provide us in a disclosure-type format a discussion to address what factors management considered in making these adjustments and why you felt that this better reflects the ultimate liability related to these reserves.

Throughout our 2004 Form 10-K, we discussed various aspects of our reserve setting process. These discussions were included on the following pages:
•	Page 6, last paragraph

•	Page 22, next to last paragraph

•	Page 25, third paragraph

•	Page 55, table

•	Page 55, last paragraph (continued on page 56)

•	Page 56, lead-in to actuarial point estimate table

•	Page 56, last paragraph
We will expand our lead-in discussion to the actuarial point estimate table on the comparable page 56 of our 2005 Form 10-K, as follows:
The process of estimating our loss and loss adjustment expense reserves involves a considerable degree of judgment by management and is inherently uncertain. The recorded reserves represent management’s best estimate of unpaid loss and loss adjustment expense by line of business. Because we provide insurance coverage in specialized lines of business that often lack statistical stability, management considers many factors, and not just the actuarial point estimates, in determining ultimate expected losses and the level of net reserves required and recorded.

To record reserves on our lines of business, we utilize expected loss ratios, which management selects based on information used to price the applicable policies, historical loss information where available, any public industry data for that line or similar lines of business, and an assessment of current market conditions. Management also considers the point estimates and ranges calculated by our actuaries, together with input from our experienced underwriting and claims personnel. Because of the nature and complexities

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2006

of the specialized types of business we insure, management may give greater weight to the expectations of our underwriting and claims personnel, who often perform a claim by claim review, rather than to the actuarial estimations. However, we utilize the actuarial point and range estimates to monitor the adequacy and reasonableness of our recorded reserves.

Each quarter-end, management compares recorded reserves to the most recent actuarial point estimate and range for each line of business. If the recorded reserves vary significantly from the actuarial point estimate, management determines the reasons for the variances and may adjust the reserves up or down to an amount that, in management’s judgment, is adequate based on all of the facts and circumstances considered, including the actuarial point estimates. Generally, we maintain total consolidated net reserves above the total actuarial point estimate but well within the actuarial range.
3.	You disclose on page 53 that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. Please provide to us in disclosure-type format additional disclosure to better explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management’s judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:
•	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

•	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

•	How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

•	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

•	What process management performs to determine the accuracy and completeness of the information received from the cedants;

•	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

•	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2006

The table on page 55 of our 2004 Form 10-K provides an overview of the type of underwriting, claims characteristics and major actuarial assumptions associated with our major products in each line of business, including assumed reinsurance. We will add additional disclosure to discuss risks associated with our assumed reinsurance operations below the comparable table in our 2005 Form 10-K, as follows:
Assumed reinsurance represented 15% of our gross written premium in 2004 and 42% of our gross reserves at December 31, 2004. Approximately 62% of the assumed reinsurance reserves related to assumed accident and health business in our discontinued line, 21% related to assumed reinsurance in our London market account and 5% related to assumed reinsurance in our aviation line. The remaining assumed reinsurance reserves covered various minor reinsurance programs. The table above recaps the underwriting, claims characteristics and major actuarial assumptions for our assumed reinsurance business.

The assumed accident and health business is primarily reinsurance that provides excess coverage for large losses. As discussed on page 46, we recorded $27.3 million of adverse development in 2004, which resulted from late reporting of claims by cedants and state guaranty associations and changes in our actuarial assumptions related to this business. To mitigate our exposure to unexpected losses reported by cedants, our claims personnel review reported losses to ensure they are reasonable and consistent with our expectations. In addition, our claims personnel periodically audit the cedants’ claims processing functions to assess whether cedants are submitting timely and accurate claims reports to us. Disputes with insureds related to claims or coverage issues are administered in the normal course of business or settled through arbitration. Based on the negative factors we experienced this year and the higher risk of this discontinued line of business relative to our continuing lines of business, management believes there may be a greater likelihood of future adverse development in this assumed accident and health business than in our other lines of business. We periodically reassess loss reserves for this assumed business and adjust them, if needed. We are pursuing commutations with certain cedants to limit our future exposure to unanticipated losses from this business.

The majority of the assumed reinsurance in our London market account and aviation lines of business is facultative reinsurance. This business involves reinsurance of a company’s entire captive insurance program or business that must be written through another insurance company licensed to write insurance in a particular country or locality. In all cases, we underwrite the business and administer the claims, which are reported without a lag by the brokers. Disputes, if any, generally relate to claims or coverage issues with

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2006

insureds and are administered in the normal course of business. We establish loss reserves for this assumed reinsurance using the same methods and assumptions we use to set reserves for comparable direct written business.
* * * *
     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of disclosures in the Company’s filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We look forward to working with the Commission as we finalize this comment letter. Please direct any questions with regard to this response to Edward H. Ellis, Jr., Chief Financial Officer, at 713-744-9683.

Sincerely,
/s/ Edward H. Ellis, Jr.
Edward H. Ellis, Jr.
Executive Vice President and Chief Financial Officer HCC Insurance Holdings, Inc.